AEGIS CAPITAL CORP.

February 28, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

RE:	Ceres, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-193556) (the “Registration Statement”)

Dear Mr. McWilliams:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as the underwriter of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Tuesday, March 4, 2014, at 5:00 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectuses dated February 20, 2014 and February 28, 2014 in connection with the Registration Statement were distributed approximately as follows:

Copies to prospective dealers:	90
Copies to institutional investors:	100
Copies to others:	125
Total	315

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Samuel Guidetti
Name: Samuel Guidetti Title: Chief Compliance Officer